U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                    Form 10-K

                       For Period Ended September 30, 1996


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable. The filing relates to the entire Form 10-K.

Part I--Registrant Information

Full Name of Registrant:  Covol Technologies, Inc.

                     Address of Principal Executive Office:
                          3280 North Frontage Road

                  City, State and Zip Code: Lehi, Utah 84043


Part II--Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons described in reasonable detail in Part III of
               this form could not be eliminated without unreasonable effort or expense;

[X]      (b)   The subject annual  report or semi-annual  report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)   The  accountant's  statement or  other exhibit  required  by Rule
               12b-25(c) has been attached if applicable.

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Part III--Narrative

         State below in reasonable detail the reasons why Form 10-K or 10-KSB or portion thereof could not be filed within the prescribed time period.


         Due to delays caused by changes in the Registrant's management subsequent to the end of fiscal year 1996, the audit of the Registrant's financial statements for the fiscal year ended September 30, 1996 has not been completed.


Part IV--Other Information

         (1)      The person to contact in regard to this notification is:

                  William D. Marsh                (801) 531-3000

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                          [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                          [ ] Yes [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.


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Date: December 26, 1996               By: /s/ Brent M. Cook
                                          ------------------------
                                          Brent M. Cook, Chief Executive Officer
                                          and Principal Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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